Christopher E. Howard

One Monument Square
Portland, ME  04101

207-791-1335 voice
207-791-1350 fax
choward@pierceatwood.com

pierceatwood.com

April 6, 2007

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Advanced Cell Technology, Inc. — SEC File No. 333-140265

Dear Mr. Riedler:

We are counsel to Advanced Cell Technology, Inc., a Delaware corporation (the “Company”).  On behalf of the Company, enclosed for your review are three copies of Amendment No. 1 to the Registration Statement on Form SB-2 (File No. 333-140265) of the Company (the “Registration Statement”), which is being filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2007.  Two of the enclosed copies of Amendment No. 1 have been marked to indicate all changes made to the Registration Statement as filed with the Commission on January 26, 2007.

This Amendment is being filed in response to comments contained in your letter of February 23, 2007 relating to the Registration Statement.  These comments, and the responses on behalf of the Company to these comments, are set forth below.

Comment 1: Dollar value of underlying securities

Please provide the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Dollar Value of Underlying Securities Registered for Resale in this Prospectus

The total dollar value of the securities underlying the 2005 Debentures and the 2006 Debentures that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the 2005 Debentures and 2006 Debentures, respectively) are as follows:

September 2005 Financing

Shares of Common Stock Underlying 2005 Debentures Registered for Resale*:	9,685,326
Market Price per Share of Common Stock on September 15, 2005:	$2.20
Dollar Value of Underlying Securities:	$21,307,717

*                    This amount does not include an additional number of shares that were registered for resale in excess of the actual number of shares underlying the 2005 Debentures, in accordance with our contractual obligations.

September 2006 Financing

Shares of Common Stock Underlying 2006 Debentures Registered for Resale*:	13,516,367
Market Price per Share of Common Stock on September 6, 2006:	$0.81
Dollar Value of Underlying Securities:	$10,948,257

*                    These registered shares are available for resale upon conversion and/or redemption of the 2006 Debentures, as well as upon (i) conversion and/or redemption of the 2005 Debentures and (ii) exercise of the 2005 Warrants, the 2006 Warrants and the Replacement Warrants.

Comment 2: Payments to the investor and affiliates

Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction, that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Payments Made in Connection with September 2005 Financing and September 2006 Financing

The following tables disclose the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the September 2005 financing and the September 2006 financing that we have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents”, and any other payments or potential payments). The net proceeds to the Company from the sale of the 2005 Debentures and the 2006 Debentures and the total possible payments to all selling security holders and any of their affiliates in the first year following the sale of the 2005 Debentures and the 2006 Debentures, respectively, are also provided.

September 2005 Financing

	Type of	Amount/Value
Payee	Payment	of Payment
T.R Winston & Company, LLC(1)	Cash	$1,065,000
	Warrant(2)	$1,379,000
Feldman & Weinstein(3)	Cash	$20,000
Total Possible Payments to all Selling Security Holders and Any of Their Affiliates in First Year:		$2,464,000
Net Proceeds from 2005 Debentures:		$15,286,000

(1)             T.R. Winston & Company, LLC served as the placement agent for the securities sold in the September 2005 financing.

(2)             On September 15, 2005, we issued a warrant to purchase 1,162,239 shares of common stock at an exercise price of $2.53 per share to T.R. Winston & Company, LLC in connection with the September 2005 financing. The market price per share on the date of issuance was $2.20. The initial fair value of the warrant was estimated at approximately $1,379,000 using the Black Scholes pricing model. The assumptions used in the Black Scholes model are as follows: (1) dividend yield of 0%; (2) expected volatility of 64%, (3) risk-free interest rate of 3.99%, and (4) expected life of 5 years.

(3)             Feldman & Weinstein served as counsel to the selling security holders in connection with the September 2005 financing.

September 2006 Financing

Payee	Type of Payment	Amount/ Value of Payment
T.R Winston & Company, LLC(1)	Cash	$783,875
	Warrant(2)	$3,600,000
Total Possible Payments to all Selling Security Holders and Any of Their Affiliates in First Year:		$4,383,875
Net Proceeds from 2006 Debentures:		$3,866,125	(3)

(1)             T.R. Winston & Company, LLC served as the placement agent for the securities sold in the September 2006 financing.

(2)             On September 6, 2006, we issued a warrant to purchase 4,575,521 shares of common stock at an exercise price of $0.3168 per share to T.R. Winston & Company, LLC in connection with the September 2006 financing and the warrant repricing. The market price per share on the date of issuance was $0.81. The initial fair value of the warrant was estimated at approximately $3,600,000 using the Black Scholes pricing model. The assumptions used in the Black Scholes model are as follows: (1) dividend yield of 0%, (2) expected volatility of 176%, (3) risk-free interest rate of 4.81%, and (4) expected life of 5 years.

(3)  The value of the warrant issued to T.R. Winston & Company, LLC described in footnote 2 includes the value of the portion of the warrant issued to T.R. Winston & Company, LLC as consideration for services provided to the Company in connection with the warrant repricing.  The “net proceeds” line item does not, however, include $4,314,589 in proceeds received by the Company as a result of the exercise of certain of the 2005 Warrants in connection with the warrant repricing.

Comment 3: Potential profits on conversion

Please provide tabular disclosure of:

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling shareholders]:

•                  the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•                  the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•                  if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•                  if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•                  the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•                  the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•                  the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•                  the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Potential Profits on Conversion of 2005 Debentures and 2006 Debentures

The following tables show the total possible profit that the selling security holders could realize as a result of the conversion discount for the securities underlying the 2005 Debentures and the 2006 Debentures.

September 2005 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date	Conversion Price of 2005 Debentures(1)	Total Possible Shares Underlying 2005 Debentures	Combined Market Price of Shares Underlying 2005 Debentures	Combined Conversion Price of Shares Underlying 2005 Debentures	Total Possible Discount to Market Price(2)
Newberg Family Trust UTD 12/18/90	$2.20	$2.30	272,826	$600,217	$627,500	$(27,283)
JMB Capital Partners, LP	$2.20	$2.30	818,478	$1,800,652	$1,882,500	$(81,848)
Jay Goldman Master Limited Partnership	$2.20	$2.30	818,478	$1,800,652	$1,882,500	$(81,848)
CAMOFI Master LDC	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
Shapiro Family Trust Dated September 25, 1989	$2.20	$2.30	109,130	$240,087	$251,000	$(10,913)
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$2.20	$2.30	81,848	$180,065	$188,250	$(8,185)
High Tide, LLC	$2.20	$2.30	81,848	$180,065	$188,250	$(8,185)
JMG Triton Offshore Fund, Ltd.	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
JMG Capital Partners, LP	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
Cranshire Capital, LP	$2.20	$2.30	163,696	$360,130	$376,500	$(16,370)
MM & B Holdings, a California general partnership	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
JGB Capital, LP	$2.20	$2.30	409,239	$900,326	$941,250	$(40,924)
Bristol Investment Fund, Ltd.	$2.20	$2.30	1,091,304	$2,400,870	$2,510,000	$(109,130)
Overbrook Fund I, LLC	$2.20	$2.30	109,130	$240,087	$251,000	$(10,913)
Portside Growth and Opportunity Fund	$2.20	$2.30	272,826	$600,217	$627,500	$(27,283)
Rockmore Investment Master Fund Ltd.	$2.20	$2.30	0	$—	$—	$—
Omicron Master Trust	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
Smithfield Fiduciary, LLC	$2.20	$2.30	272,826	$600,217	$627,500	$(27,283)
Alpha Capital	$2.20	$2.30	272,826	$600,217	$627,500	$(27,283)
Midsummer Investment, Ltd.	$2.20	$2.30	436,522	$960,348	$1,004,000	$(43,652)
Bushido Capital Master Fund, LP	$2.20	$2.30	136,413	$300,109	$313,750	$(13,641)
John A. Kryzanowski	$2.20	$2.30	218,261	$480,174	$502,000	$(21,826)
DAFNA LifeScience, Ltd.	$2.20	$2.30	136,413	$300,109	$313,750	$(13,641)
Whalehaven Capital Fund Limited	$2.20	$2.30	409,239	$900,326	$941,250	$(40,924)
Stonestreet, LP	$2.20	$2.30	136,413	$300,109	$313,750	$(13,641)
Anthem Ventures Fund, LP	$2.20	$2.30	545,652	$1,200,435	$1,255,000	$(54,565)
Evan S. Malik	$2.20	$2.30	27,283	$60,022	$62,750	$(2,728)
Gamma Opportunity Fund Capital Partners LP Class A	$2.20	$2.30	68,207	$150,054	$156,875	$(6,821)
Gamma Opportunity Fund Capital Partners LP Class C	$2.20	$2.30	68,207	$150,054	$156,875	$(6,821)
T.R. Winston & Company LLC	—	—	—	$—	$—	$—
Total			9,139,673	$21,307,717	$22,276,250	$(968,533)

(1)             In connection with an amendment to the 2005 Debenture financing documents executed on January 11, 2007, the conversion price of the 2005 Debentures was reduced from $2.30 to $0.90. On January 11, 2007, the market price per share of our common stock was $0.86.

(2)             This amount does not include Original Issue Discount.

September 2006 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date	Conversion Price of 2006 Debentures	Total Possible Shares Underlying 2006 Debentures	Combined Market Price of Shares Underlying 2006 Debentures	Combined Conversion Price of Shares Underlying 2006 Debentures	Total Possible Discount to Market Price*
Newberg Family Trust UTD 12/18/90	$0.81	$0.288	1,089,410	$882,422	$313,750	$568,672
JMB Capital Partners, LP	$0.81	$0.288	3,268,229	$2,647,265	$941,250	$1,706,015
Jay Goldman Master Limited Partnership	$0.81	$0.288	3,268,229	$2,647,265	$941,250	$1,706,015
CAMOFI Master LDC	$0.81	$0.288	2,178,819	$1,764,843	$627,500	$1,137,343
Shapiro Family Trust Dated September 25, 1989	$0.81	$0.288	435,764	$352,969	$125,500	$227,469
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$0.81	$0.288	326,823	$264,727	$94,125	$170,602
High Tide, LLC	$0.81	$0.288	326,823	$264,727	$94,125	$170,602
JMG Triton Offshore Fund, Ltd.	$0.81	$0.288	2,178,819	$1,764,843	$627,500	$1,137,343
JMG Capital Partners, LP	$0.81	$0.288	2,178,819	$1,764,843	$627,500	$1,137,343
Cranshire Capital, LP	$0.81	$0.288	653,646	$529,453	$188,250	$341,203
MM & B Holdings, a California general partnership	$0.81	$0.288	2,178,819	$1,764,843	$627,500	$1,137,343
JGB Capital, LP	$0.81	$0.288	653,646	$529,453	$188,250	$341,203
Bristol Investment Fund, Ltd.	$0.81	$0.288	5,338,108	$4,323,867	$1,537,375	$2,786,492
Overbrook Fund I, LLC	$0.81	$0.288	435,764	$352,969	$125,500	$227,469
Portside Growth and Opportunity Fund	$0.81	$0.288	2,577,979	$2,088,163	$742,458	$1,345,705
Rockmore Investment Master Fund Ltd.	$0.81	$0.288	690,250	$559,103	$198,792	$360,311
Omicron Master Trust	$0.81	$0.288	0	$—	$—	$—
Smithfield Fiduciary, LLC	$0.81	$0.288	1,089,410	$882,422	$313,750	$568,672
Alpha Capital	$0.81	$0.288	1,089,410	$882,422	$313,750	$568,672
Midsummer Investment, Ltd.	$0.81	$0.288	1,743,056	$1,411,875	$502,000	$909,875
Bushido Capital Master Fund, LP	$0.81	$0.288	544,705	$441,211	$156,875	$284,336
John A. Kryzanowski	$0.81	$0.288	871,528	$705,938	$251,000	$454,938
DAFNA LifeScience, Ltd.	$0.81	$0.288	544,705	$441,211	$156,875	$284,336
Whalehaven Capital Fund Limited	$0.81	$0.288	1,634,115	$1,323,633	$470,625	$853,008
Stonestreet, LP	$0.81	$0.288	0	$—	$—	$—
Anthem Ventures Fund, LP	$0.81	$0.288	2,178,819	$1,764,843	$627,500	$1,137,343
Evan S. Malik	$0.81	$0.288	108,941	$88,242	$31,375	$56,867
Gamma Opportunity Fund Capital Partners LP Class A	$0.81	$0.288	272,352	$220,605	$78,437	$142,168
Gamma Opportunity Fund Capital Partners LP Class C	$0.81	$0.288	272,352	$220,605	$78,437	$142,168
T.R. Winston & Company, LLC	—	—	—	$—	$—	$—
Total			38,129,340	$30,884,765	$10,981,250	$19,903,515

*                    This amount does not include Original Issue Discount.

Comment 4: Total potential profit from other securities

Please provide tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•                  market price per share of the underlying securities on the date of the sale of that other security;

•                  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Total Potential Profit from Other Securities

The following tables show the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the Company in connection with the September 2005 financing and the September 2006 financing that are held by the selling security holders or any affiliates of the selling security holders.

September 2005 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date	Exercise Price of 2005 Warrants(1)	Total Possible Shares Underlying 2005 Warrants	Combined Market Price of Shares Underlying 2005 Warrants	Combined Conversion Price of Shares Underlying 2005 Warrants	Total Possible Discount to Market Price(2)
Newberg Family Trust UTD 12/18/90	$2.20	$2.53	136,413	$300,109	$345,125	$(45,016)
JMB Capital Partners, LP	$2.20	$2.53	409,239	$900,326	$1,035,375	$(135,049)
Jay Goldman Master Limited Partnership	$2.20	$2.53	409,239	$900,326	$1,035,375	$(135,049)
CAMOFI Master LDC	$2.20	$2.53	272,826	$600,217	$690,250	$(90,033)
Shapiro Family Trust Dated September 25, 1989	$2.20	$2.53	54,565	$120,043	$138,050	$(18,007)
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$2.20	$2.53	40,924	$90,033	$103,538	$(13,505)
High Tide, LLC	$2.20	$2.53	40,924	$90,033	$103,538	$(13,505)
JMG Triton Offshore Fund, Ltd.	$2.20	$2.53	272,826	$600,217	$690,250	$(90,033)
JMG Capital Partners, LP	$2.20	$2.53	272,826	$600,217	$690,250	$(90,033)
Cranshire Capital, LP	$2.20	$2.53	81,848	$180,065	$207,075	$(27,010)
MM & B Holdings, a California general partnership	$2.20	$2.53	272,826	$600,217	$690,250	$(90,033)
JGB Capital, LP	$2.20	$2.53	204,620	$450,163	$517,688	$(67,524)
Bristol Investment Fund, Ltd.	$2.20	$2.53	545,652	$1,200,435	$1,380,500	$(180,065)
Overbrook Fund I, LLC	$2.20	$2.53	54,565	$120,043	$138,050	$(18,007)
Portside Growth and Opportunity Fund	$2.20	$2.53	136,413	$300,109	$345,125	$(45,016)
Rockmore Investment Master Fund Ltd.	$2.20	$2.53	—	—	—	—
Omicron Master Trust	$2.20	$2.53	272,826	$600,217	$690,250	$(90,033)
Smithfield Fiduciary, LLC	$2.20	$2.53	136,413	$300,109	$345,125	$(45,016)
Alpha Capital	$2.20	$2.53	136,413	$300,109	$345,125	$(45,016)
Midsummer Investment, Ltd.	$2.20	$2.53	218,261	$480,174	$552,200	$(72,026)
Bushido Capital Master Fund, LP	$2.20	$2.53	68,207	$150,054	$172,563	$(22,508)
John A. Kryzanowski	$2.20	$2.53	109,130	$240,087	$276,100	$(36,013)
DAFNA LifeScience, Ltd.	$2.20	$2.53	165,132	$363,289	$417,783	$(54,493)
Whalehaven Capital Fund Limited	$2.20	$2.53	495,395	$1,089,868	$1,253,349	$(163,480)
Stonestreet, LP	$2.20	$2.53	165,132	$363,289	$417,783	$(54,493)
Anthem Ventures Fund, LP	$2.20	$2.53	660,526	$1,453,158	$1,671,132	$(217,974)
Evan S. Malik	$2.20	$2.53	33,026	$72,658	$83,557	$(10,899)
Gamma Opportunity Fund Capital Partners LP Class A	$2.20	$2.53	82,566	$181,645	$208,891	$(27,247)
Gamma Opportunity Fund Capital Partners LP Class C	$2.20	$2.53	82,567	$181,647	$208,894	$(27,247)
T.R. Winston & Company, LLC	$2.20	$2.53	1,162,239	$2,556,926	$2,940,465	$(383,539)
Total			6,993,539	$15,385,785	$17,693,653	$(2,307,868)

(1)             In connection with an amendment to the 2005 Debenture financing documents executed on January 11, 2007, the exercise price of the 2005 Warrants was reduced from $2.53 to $0.95. On January 11, 2007 the market price per share of our common stock was $0.86.

(2)             Given that the exercise price for each of the warrants identified in this table is in excess of the market price on the date of issuance, all of the warrants identified herein are "out-of-the-money" and therefore have a negative value ascribed to them.

September 2006 Financing

Selling Security Holder	Market Price per Share of Common Stock on Closing Date	Exercise Price of 2006 Warrants	Total Possible Shares Underlying 2006 Warrants	Combined Market Price of Shares Underlying 2006 Warrants	Combined Exercise Price of Shares Underlying 2006 Warrants	Total Possible Discount to Market Price
Newberg Family Trust UTD 12/18/90	$0.81	$0.3168	544,705	$441,211	$172,672	$268,540
JMB Capital Partners, LP	$0.81	$0.3168	1,634,114	$1,323,632	$518,014	$805,618
Jay Goldman Master Limited Partnership	$0.81	$0.3168	1,634,114	$1,323,632	$518,014	$805,618
CAMOFI Master LDC	$0.81	$0.3168	1,089,409	$882,421	$345,343	$537,079
Shapiro Family Trust Dated September 25, 1989	$0.81	$0.3168	217,882	$176,484	$69,069	$107,416
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$0.81	$0.3168	163,411	$132,363	$51,801	$80,562
High Tide, LLC	$0.81	$0.3168	163,411	$132,363	$51,801	$80,562
JMG Triton Offshore Fund, Ltd.	$0.81	$0.3168	1,089,410	$882,422	$345,343	$537,079
JMG Capital Partners, LP	$0.81	$0.3168	1,089,410	$882,422	$345,343	$537,079
Cranshire Capital, LP	$0.81	$0.3168	326,823	$264,727	$103,603	$161,124
MM & B Holdings, a California general partnership	$0.81	$0.3168	1,089,410	$882,422	$345,343	$537,079
JGB Capital, LP	$0.81	$0.3168	326,823	$264,727	$103,603	$161,124
Bristol Investment Fund, Ltd.	$0.81	$0.3168	2,669,054	$2,161,934	$846,090	$1,315,844
Overbrook Fund I, LLC	$0.81	$0.3168	217,882	$176,484	$69,069	$107,416
Portside Growth and Opportunity Fund	$0.81	$0.3168	1,288,990	$1,044,082	$408,610	$635,472
Rockmore Investment Master Fund Ltd.	$0.81	$0.3168	345,125	$279,551	$109,405	$150,147
Omicron Master Trust	$0.81	$0.3168	0	$—	$—	$—
Smithfield Fiduciary, LLC	$0.81	$0.3168	544,705	$441,211	$172,671	$268,540
Alpha Capital	$0.81	$0.3168	544,705	$441,211	$172,671	$268,540
Midsummer Investment, Ltd.	$0.81	$0.3168	871,527	$705,937	$276,274	$429,663
Bushido Capital Master Fund, LP	$0.81	$0.3168	272,353	$220,606	$86,336	$134,270
John A. Kryzanowski	$0.81	$0.3168	435,764	$352,969	$138,137	$214,832
DAFNA LifeScience, Ltd.	$0.81	$0.3168	272,353	$220,606	$86,336	$134,270
Whalehaven Capital Fund Limited	$0.81	$0.3168	817,058	$661,817	$259,007	$402,810
Stonestreet, LP	$0.81	$0.3168	0	$—	$—	$—
Anthem Ventures Fund, LP	$0.81	$0.3168	1,089,409	$882,421	$345,343	$537,079
Evan S. Malik	$0.81	$0.3168	54,471	$44,122	$17,267	$26,854
Gamma Opportunity Fund Capital Partners LP Class A	$0.81	$0.3168	136,176	$110,303	$43,168	67,135
Gamma Opportunity Fund Capital Partners LP Class C	$0.81	$0.3168	136,176	$110,303	$43,168	$67,135
T.R. Winston & Company, LLC	$0.81	$0.3168	4,575,521	$3,706,172	1,450,440	2,255,732
Total			23,640,191	$19,148,555	$7,493,941	$11,654,619

Replacement Warrants

Selling Security Holder	Market Price per Share of Common Stock on Closing Date	Exercise Price of Replacement Warrants(1)	Total Possible Shares Underlying Replacement Warrants	Combined Market Price of Shares Underlying Replacement Warrants	Combined Exercise Price of Shares Underlying Replacement Warrants	Total Possible Discount to Market Price(2)
Newberg Family Trust UTD 12/18/90	$0.81	$1.60	136,413	$110,495	$218,261	$(107,766)
JMB Capital Partners, LP	$0.81	$1.60	409,239	$331,484	$654,782	$(323,299)
Jay Goldman Master Limited Partnership	$0.81	$1.60	409,239	$331,484	$654,782	$(323,299)
CAMOFI Master LDC	$0.81	$1.60	272,826	$220,989	$436,522	$(215,533)
Shapiro Family Trust Dated September 25, 1989	$0.81	$1.60	54,565	$44,198	$87,304	$(43,106)
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	$0.81	$1.60	40,924	$33,148	$65,478	$(32,330)
High Tide, LLC	$0.81	$1.60	40,924	$33,148	$65,478	$(32,330)
JMG Triton Offshore Fund, Ltd.	$0.81	$1.60	272,826	$220,989	$436,522	$(215,533)
JMG Capital Partners, LP	$0.81	$1.60	272,826	$220,989	$436,522	$(215,533)
Cranshire Capital, LP	$0.81	$1.60	81,848	$66,297	$130,957	$(64,660)
MM & B Holdings, a California general partnership	$0.81	$1.60	272,826	$220,989	$436,522	$(215,533)
JGB Capital, LP	$0.81	$1.60	204,620	$165,742	$327,392	$(161,650)
Bristol Investment Fund, Ltd.	$0.81	$1.60	545,652	$441,978	$873,043	$(431,065)
Overbrook Fund I, LLC	$0.81	$1.60	54,565	$44,198	$87,304	$(43,106)
Portside Growth and Opportunity Fund	$0.81	$1.60	136,413	$110,495	$218,261	$(107,766)
Rockmore Investment Master Fund Ltd.	$0.81	$1.60	86,422	$70,002	$138,275	$(68,273)
Omicron Master Trust	$0.81	$1.60	0	$—	$—	$—
Smithfield Fiduciary, LLC	$0.81	$1.60	136,413	$110,495	$218,261	$(107,766)
Alpha Capital	$0.81	$1.60	136,413	$110,495	$218,261	$(107,766)
Midsummer Investment, Ltd.	$0.81	$1.60	218,261	$176,791	$349,218	$(172,426)
Bushido Capital Master Fund, LP	$0.81	$1.60	68,207	$55,248	$109,131	$(53,884)
John A. Kryzanowski	$0.81	$1.60	109,130	$88,395	$174,608	$(86,213)
DAFNA LifeScience, Ltd.	$0.81	$1.60	0	$—	$—	$—
Whalehaven Capital Fund Limited	$0.81	$1.60	0	$—	$—	$—
Stonestreet, LP	$0.81	$1.60	0	$—	$—	$—
Anthem Ventures Fund, LP	$0.81	$1.60	0	$—	$—	$—
Evan S. Malik	$0.81	$1.60	0	$—	$—	$—
Gamma Opportunity Fund Capital Partners LP Class A	$0.81	$1.60	0	$—	$—	$—
Gamma Opportunity Fund Capital Partners LP Class C	$0.81	$1.60	0	$—	$—	$—
T.R. Winston & Company, LLC	$0.81	$1.60	581,120	$470,706	$929,790	$(459,084)
Total			4,541,672	$3,678,753	$7,266,673	$(3,587,920)

(1)             The exercise price of these replacement warrants was subsequently adjusted from $1.60 to $0.95 pursuant to the anti-dilution provisions thereof.

(2)             Given that the exercise price for each of the warrants identified in this table is in excess of the market price on the date of issuance, all of the warrants identified herein are "out-of-the-money" and therefore have a negative value ascribed to them.

Comment 5: Comparison of issuer proceeds to potential investor profit

Please provide tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the convertible note transaction;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Further, please provide - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Comparison of Company Proceeds from September 2005 Financing and September 2006 Financing to Potential Investor Profit

September 2005 Financing

Gross Proceeds from September 2005 Financing:	$17,750,000
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$2,464,000
Resulting Net Proceeds from September 2005 Financing:	$15,286,000
Combined Total Possible Discount to Market Price:
Debentures	$—
Warrants*	$—
Total	$—
(Payments Made or Required to be Made to Selling Security Holders + Combined Total Possible Discount to Market Price)/ Net Proceeds from September 2005 Financing:	16.1%
Percentage Averaged over Term of 2005 Debentures (3 years):	5.4%

*                    Given that the exercise price for each of the warrants identified in this table is in excess of the market price on the date of issuance, all of the warrants identified herein are "out-of-the-money" and therefore have no value ascribed to them for purposes of this table.

September 2006 Financing

Gross Proceeds from September 2006 Financing:	$8,250,000
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$4,383,875
Resulting Net Proceeds from September 2006 Financing:	$3,866,125
Combined Total Possible Discount to Market Price:
Debentures	$19,903,515
Warrants	$11,654,619
Total	$31,558,134
(Payments Made or Required to be Made to Selling Security Holders + Combined Total Possible Discount to Market Price)/ Net Proceeds from September 2006 Financing:	929.7	%*
Percentage Averaged over Term of 2006 Debentures (3 years):	309.9	%*

*                    The “payments made” line item includes the value ascribed to the portion of the warrant issued to T.R. Winston & Company, LLC as consideration for services provided to the Company in connection with the warrant repricing. The “gross proceeds” line item and “resulting net proceeds” line item do not, however, include $4,314,589 in proceeds received by the Company as a result of the exercise of certain of the 2005 Warrants in connection with the warrant repricing.

Comment 6: Prior transactions between the issuer and the selling shareholders

Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Prior Securities Transactions between the Company and Selling Security Holders

On January 31, 2005, the small business issuer entered into a merger pursuant to which it effected a complete change of business. Upon the completion of the merger, the issuer ceased all of its pre-merger operations and adopted the business of the Company as it exists today. Prior to the merger, the issuer had minimal business, operations, revenues and assets, and had been involved in an industry entirely unrelated to the business of the Company as it exists today. As a result, the following table sets forth all prior securities transactions between us and the selling security holders, any affiliates of such selling security holders or any person with whom any selling security holder has a contractual relationship regarding such securities transactions, since January 31, 2005, the date of the merger.

Selling Security Holder or Affiliate of Selling Security Holder	Date of Transaction	Number of Shares of Common Stock Outstanding Prior to Transaction	Number of Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other than Selling Security Holders, Affiliates of the Company, or Affiliates of Selling Security Holders	Number of Shares of Common Stock Issued or Issuable in Transaction

Percentage of
Total Issued and
Outstanding
Securities Held
by Persons Other
than Selling
Security Holders,
Affiliates of the
Company, or
Affiliates of
Selling Security
Holders Issued or
Issuable in
Transaction

						Market Price per Share of Common Stock Prior to Transaction	Current Market Price per Share*
Alan C. Shapiro	8/1/2005(1)	23,166,466	20,164,574	50,000	0.25%	$2.48	$0.80
	10/5/2005(2)	23,099,879	17,046,288	2,813	0.02%	$2.25	$0.80
	4/20/2006(1)	24,876,655	18,607,356	50,000	0.27%	$1.35	$0.80
	7/3/2006(2)	25,872,015	19,787,124	44,216	0.22%	$0.65	$0.80
	1/5/2007(2)	39,759,973	36,216,730	40,034	0.11%	$0.74	$0.80

*                     Market price per share of common stock on March 27, 2007.

(1)             We issued these stock options to Dr. Shapiro as compensation for duties performed by him as a member of our Board of Directors.

(2)             We issued these shares of our common stock to Dr. Shapiro as compensation for duties performed by him as a member of our Board of Directors.

Comment 7: Comparison of registered shares to outstanding shares

Please provide tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•                  the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•                  the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•                  the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Comparison of Registered Shares to Outstanding Shares

September 2005 Financing

Selling Security Holder

Number of Shares of
Common Stock
Outstanding Prior to
September 2005
Financing Held by
Persons Other than
Selling Security
Holders, Affiliates of
the Company, or
Affiliates of Selling
Security Holders*

		Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Still Held by the Same(1)	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale on behalf of Selling Security Holders or Affiliates of Selling Security Holders in September 2005 Financing
Newberg Family Trust UTD 12/18/90	20,359,574	0	29,881	493,035	532,011
JMB Capital Partners, LP	20,359,574	0	0	1,596,033	1,596,033
Jay Goldman Master Limited Partnership	20,359,574	0	89,643	854,192	1,596,033
CAMOFI Master LDC	20,359,574	0	135,425	928,777	1,064,022
Shapiro Family Trust Dated September 25, 1989	20,359,574	0	205,283	0	212,803
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	20,359,574	0	0	126,059	159,603
High Tide, LLC	20,359,574	0	0	126,059	159,603
JMG Triton Offshore Fund, Ltd.	20,359,574	0	5,081	1,058,941	1,064,022
JMG Capital Partners, LP	20,359,574	0	62,043	1,001,979	1,064,022
Cranshire Capital, LP	20,359,574	0	0	319,207	319,207
MM & B Holdings, a California general partnership	20,359,574	0	0	1,064,022	1,064,022
JGB Capital, LP	20,359,574	0	0	312,363	798,016
Bristol Investment Fund, Ltd.	20,359,574	0	0	2,059,589	2,128,043
Overbrook Fund I, LLC	20,359,574	0	0	78,961	212,804
Portside Growth and Opportunity Fund	20,359,574	0	0	919,188	1,052,874
Rockmore Investment Master Fund Ltd.	20,359,574	0	0	327,904	327,904
Omicron Master Trust	20,359,574	0	0	28,851	215,255
Smithfield Fiduciary, LLC	20,359,574	0	0	395,236	532,011
Alpha Capital	20,359,574	0	0	371,990	532,011
Midsummer Investment, Ltd.	20,359,574	0	35,035	300,129	851,217
Bushido Capital Master Fund, LP	20,359,574	0	48,440	75,420	266,005
John A. Kryzanowski	20,359,574	0	375,502	35,066	425,609
DAFNA LifeScience, Ltd.	20,359,574	0	0	265,976	266,005
Whalehaven Capital Fund Limited	20,359,574	0	0	245,261	798,016
Stonestreet, LP	20,359,574	0	0	22,153	266,005
Anthem Ventures Fund, LP	20,359,574	0	240,920	77,833	1,064,022
Evan S. Malik	20,359,574	0	34,556	0	53,201
Gamma Opportunity Fund Capital Partners LP Class A	20,359,574	0	0	18,881	133,003
Gamma Opportunity Fund Capital Partners LP Class C	20,359,574	0	0	18,881	133,003
T.R. Winston & Company, LLC	20,359,574	0	0	0	1,510,911

(1)             This amount does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

September 2006 Financing

Selling Security Holder

Number of Shares of
Common Stock
Outstanding Prior to
September 2006
Financing Held by
Persons Other than
Selling Security
Holders, Affiliates of
the Company, or
Affiliates of Selling
Security Holders*

		Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Security Holders or Affiliates of Selling Security Holders Still Held by the Same(1)	Number of Shares of Common Stock Sold in Registered Resale Transactions by Selling Security Holders or Affiliates of Selling Security Holders	Number of Shares of Common Stock Registered for Resale on behalf of Selling Security Holders or Affiliates of Selling Security Holders in September 2006 Financing
Newberg Family Trust UTD 12/18/90	24,864,043	532,011	0	0	396,115
JMB Capital Partners, LP	24,864,043	1,596,033	0	0	959,086
Jay Goldman Master Limited Partnership	24,864,043	1,596,033	0	0	1,188,345
CAMOFI Master LDC	24,864,043	1,064,022	0	0	772,333
Shapiro Family Trust Dated September 25, 1989	24,864,043	212,804	0	0	158,446
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	24,864,043	159,603	0	0	95,113
High Tide, LLC	24,864,043	159,603	0	0	95,113
JMG Triton Offshore Fund, Ltd.	24,864,043	1,064,022	0	0	682,800
JMG Capital Partners, LP	24,864,043	1,064,022	0	0	712,644
Cranshire Capital, LP	24,864,043	319,207	0	0	237,669
MM & B Holdings, a California general partnership	24,864,043	1,064,022	0	0	657,816
JGB Capital, LP	24,864,043	798,016	0	0	310,921
Bristol Investment Fund, Ltd.	24,864,043	2,128,043	0	0	1,588,646
Overbrook Fund I, LLC	24,864,043	212,804	0	0	158,446
Portside Growth and Opportunity Fund	24,864,043	1,052,874	0	0	811,201
Rockmore Investment Master Fund Ltd.	24,864,043	327,904	0	0	253,607
Omicron Master Trust	24,864,043	215,255	0	0	25,054
Smithfield Fiduciary, LLC	24,864,043	532,011	0	0	396,115
Alpha Capital	24,864,043	532,011	0	0	317,044
Midsummer Investment, Ltd.	24,864,043	851,217	0	0	633,784
Bushido Capital Master Fund, LP	24,864,043	266,005	0	0	198,058
John A. Kryzanowski	24,864,043	425,609	0	0	316,892
DAFNA LifeScience, Ltd.	24,864,043	266,005	0	0	100,521
Whalehaven Capital Fund Limited	24,864,043	798,016	0	0	589,159
Stonestreet, LP	24,864,043	266,005	0	0	51,749
Anthem Ventures Fund, LP	24,864,043	1,064,022	0	0	792,230
Evan S. Malik	24,864,043	53,201	0	0	39,612
Gamma Opportunity Fund Capital Partners LP Class A	24,864,043	133,003	0	0	79,261
Gamma Opportunity Fund Capital Partners LP Class C	24,864,043	133,004	0	0	79,261
T.R. Winston & Company, LLC	24,864,043	1,510,911	0	0	819,326

(1)             This amount does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

Comment 8: The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

Please provide the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                  whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•                  the date on which each such selling shareholder entered into that short position; and

•                  the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g.,. before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Company’s Intention and Ability to Satisfy its Obligations to Selling Security Holders

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make payments on the overlying securities in both cash and shares of our common stock. We have duly accounted for such payments as part of our strategic plan.

Existing Short Positions by Selling Security Holders

Based upon information provided by the selling security holders, the following selling security holders have existing short positions in our common stock:

Selling Security Holder	Existing Short Position (Y/N)
Newberg Family Trust UTD 12/18/90	N
JMB Capital Partners, LP	N
Jay Goldman Master Limited Partnership	N
CAMOFI Master LDC	N
Shapiro Family Trust Dated September 25, 1989	N
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	N
High Tide, LLC	N
JMG Triton Offshore Fund, Ltd.	Y	(1)
JMG Capital Partners, LP	Y	(1)
Cranshire Capital, LP		(2)
MM & B Holdings, a California general partnership	N
JGB Capital, LP	Y	(3)
Bristol Investment Fund, Ltd.		(4)
Overbrook Fund I, LLC	N
Portside Growth and Opportunity Fund		(5)
Rockmore Investment Master Fund Ltd.		(6)
Omicron Master Trust	N
Smithfield Fiduciary, LLC		(7)
Alpha Capital	Y	(1)
Midsummer Investment, Ltd.		(8)
Bushido Capital Master Fund, LP	N
John A. Kryzanowski	N
DAFNA LifeScience, Ltd.	N
Whalehaven Capital Fund Limited	N
Stonestreet, LP	N
Anthem Ventures Fund, LP	N
Evan S. Malik	N
Gamma Opportunity Fund Capital Partners LP Class A	N
Gamma Opportunity Fund Capital Partners LP Class C	N
T.R. Winston & Company, LLC	N

(1)             Entered into short position on January 10, 2007, after the announcements of both the September 2005 Financing and the September 2006 Financing; after the filing of Registration Statement No. 333-129019 on Form SB-2, which was filed on October 14, 2005, originally declared effective on October 28, 2005, and subsequently amended; after the filing of Registration Statement No. 333-137601 on Form SB-2, which was filed on September 26, 2006 and subsequently withdrawn; and prior to the filing of Registration Statement No. 333-140265 on Form SB-2, which was filed on January 26, 2007.

(2)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Cranshire Capital, LP: We acknowledge the Staff's stated position that short sales of common stock made prior to the effectiveness of the Registration Statement may not be covered with the shares (or underlying shares) acquired in the PIPE transaction.

(3)             Entered into short positions on March 13, 2006, March 14, 2006, April 5, 2006, May 22, 2006, May 23, 2006, August 24, 2006, August 31, 2006, September 5, 2006, September 8, 2006, September 12, 2006, September 13, 2006, September 19, 2006, September 28, 2006, October 12, 2006, October 24, 2006, October 26, 2006, October 27, 2006, November 14, 2006, November 15, 2006, December 1, 2006, January 16, 2007, January 19, 2007. The September 2005 financing was announced on September 16, 2005. The September 2006 financing was announced on August 25, 2006. Registration Statement No. 333-129019 on Form SB-2 was filed on October 14, 2005, originally declared effective on October 28, 2005, and subsequently amended. Registration Statement No. 333-137601 on Form SB-2 was filed on September 26, 2006 and subsequently withdrawn. Registration Statement No. 333-140265 on Form SB-2 was filed on January 26, 2007.

(4)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Bristol Investment Fund, Ltd.: In the ordinary course of its business in trading securities positions, Bristol Investment Fund, Ltd. (“Bristol”) may from time to time enter into short sales. However, no short sales are entered into while in possession of any material, nonpublic information. Bristol is aware of and acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

(5)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Portside Growth and Opportunity Fund: In the ordinary course of its business in trading securities positions, the Selling Stockholder may enter into short sales. However, no such short sales are entered into prior to the public announcement of any private placement pursuant to which the applicable securities were acquired by the Selling Stockholder and the Selling Stockholder is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

(6)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Rockmore Investment Master Trust Ltd.: In the ordinary course of its business in trading securities positions, the undersigned may enter into short sales. However, no such short sales are entered into while in possession of any material, nonpublic information. The undersigned also acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

(7)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Smithfield Fiduciary, LLC: In the ordinary course of its business in trading securities positions, the undersigned may enter into short sales. However, no such short sales are entered into while in possession of any material, nonpublic information. The undersigned also acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

(8)             In response to our request for information regarding whether this selling security holder has an existing short position in our common stock, we received the following response from Midsummer Investment, Ltd.: In the ordinary course of its business in trading securities positions, the undersigned may enter into short sales. However, no such short sales are entered into while in possession of any material, nonpublic information. The undersigned also acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

Comment 9: Relationships between the issuer and selling shareholders

Please provide:

•                      a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                      copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Relationships Between the Company and Selling Security Holders

We hereby confirm that a description of the relationships and arrangements between and among those parties is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.  This disclosure pertains to all such relationships and arrangements occurring on and after January 31, 2005, the date on which the issuer entered into a merger and effected a complete change of business as further described above.

Comment 10: The method by which the number of registered shares was determined

Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Method of Determining the Number of Shares Registered in this Prospectus

Pursuant to the registration rights agreement between us and the selling security holders, the number of shares of common stock that we are required to register is limited to an amount not in excess of the limits imposed by the Securities and Exchange Commission’s application of Rule 415 to secondary, resale registration statements, provided that we register not less than 30% of our issued and outstanding common stock (less shares held by our affiliates) every six months until the registration requirements of the applicable registration rights agreement are satisfied in their entirety, and provided further that we continue to exercise best efforts to satisfy the registration requirements of the original registration rights agreement as promptly as possible.

Comment 11: Information regarding institutional selling shareholders

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Information Regarding Institutional Selling Security Holders

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder are as follows:

Selling Security Holder	Control Person(1)
Newberg Family Trust UTD 12/18/90	Bruce Newberg
JMB Capital Partners, LP	Cyrus Hadidi
Jay Goldman Master Limited Partnership	Jay G. Goldman
CAMOFI Master LDC	Richard Smithline
Shapiro Family Trust Dated September 25, 1989	Alan C. Shapiro
G. Tyler Runnels or Jasmine Niklas Runnels TTEES The Runnels Family Trust dtd 1-11-2000	G. Tyler Runnels, Trustee of the Runnels Family Trust
High Tide, LLC	G. Tyler Runnels, Manager of High Tide, LLC
JMG Triton Offshore Fund, Ltd.	(1)
JMG Capital Partners, LP	(2)
Cranshire Capital, LP	(3)
MM & B Holdings, a California general partnership	Bryan Ezralow
JGB Capital, LP	Brett Cohen
Bristol Investment Fund, Ltd.	(4)
Overbrook Fund I, LLC	Arthur G. Altschul, Jr.
Portside Growth and Opportunity Fund	(5)
Rockmore Investment Master Fund Ltd.	(6)
Omicron Master Trust	(7)
Smithfield Fiduciary, LLC	(8)
Alpha Capital	Konrad Ackerman
Midsummer Investment, Ltd.	(9)
Bushido Capital Master Fund, LP	Ronald S. Dagar
DAFNA LifeScience, Ltd.	Nathan Fischel
Whalehaven Capital Fund Limited	Michael Finkelstein, CEO
Stonestreet, LP	Michael Finkelstein, Elizabeth Leonard
Anthem Ventures Fund, LP	William R. Woodward
Gamma Opportunity Fund Capital Partners LP Class A	Jonathan P. Knight
Gamma Opportunity Fund Capital Partners LP Class C	Jonathan P. Knight
T.R. Winston & Company, LLC	G. Tyler Runnels, Chairman & CEO

(1)             JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Registrable Securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(2)             JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(3)             Mitchell P. Kofin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P., has sole voting and investment control over the stock.

(4)             Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Bristol”). Paul Kessler is manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(5)             Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(6)             Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of March 1, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(7)             Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(8)             Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(9)             Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•              The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Sincerely,

/s/ Christopher E. Howard

Christopher E. Howard

cc:	Mr. William M. Caldwell, IV, Advanced Cell Technology, Inc.
Mr. Jonathan F. Atzen, Esq., Advanced Cell Technology, Inc.